As Filed with the Securities and Exchange Commission on March 30, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	CERTIFICATE
Pepco Holdings, Inc. and Subsidiaries	OF
File No. 70-9947	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 24 (17 C.F.R. § 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with PHI's Form U-1 Application-Declaration, as amended (the "Application"), and as authorized by the order of the Securities and Exchange Commission (the "Commission") dated July 31, 2002, (the "Order") in the above-referenced file. The Order directs that PHI file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter.

This Certificate of Notification reports transactions for the period October 1, 2004 through December 31, 2004.

Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

l.   Sales of common stock or preferred securities by PHI and the purchase price per share and the market price per share at the date of the agreement of sale.

Securities Sold	Date of Sale	No. of Shares Sold	Purchase Price ($ per Share)	Market Price on Date of Sale ($ per Share)
None				

2.   Total number of shares of PHI common stock issued during the period under employee benefit plans and dividend reinvestment plans and the number of shares issuable under options granted during the period under employee benefit plans.

Shares Issued	Shares Issuable under Options Granted
373,716	(28,335)[1]

[1] Represents number of previously issued options that vested during the period less the number of options exercised during the period. During the period, 12,692 options vested. During the period, 41,027 options were exercised. No new options were granted during the period.

3. The number of shares of PHI common stock issued for acquisitions, the value per share and any restrictions thereon in the hands of the acquirer.

    None.

4. A list of guarantees issued during the period, including the name of the guarantor, the name of the beneficiary and the amount of the guarantee.

Guarantor	Beneficiary	Amount of Guarantee ($ thousands)	Type of Guarantee
Conectiv	Conectiv Energy Services, Inc.	318[1]	Trading
PHI	Pepco Energy Services, Inc.	25,660[1]	Trading
PHI	PHI Service Company	3,740	Payment
PHI	Conectiv Mid Merit, LLC	1,627	Letter of Credit
PHI	Conectiv Energy Services, Inc.	1,048	Letter of Credit

[1] Represents increase since 9/30/04.

5. The amount and terms of any PHI indebtedness or debt issued under the Genco limit during the period.

Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)	Maturity Date
Pepco Holdings, Inc.	Various	128,600,000	2.542[1]	Various
Conectiv Bethlehem, LLC	Various	*	[1]*	Demand
Conectiv Bethlehem, LLC	11/1/04	*	*	11/1/09
Conectiv Bethlehem, LLC	11/1/04	*	*	11/1/11
Conectiv Bethlehem, LLC	11/1/04	*	*	11/1/14

[1] Weighted average interest rate at 12/31/04.
* Confidential treatment requested.

6. Amount and terms of short-term debt issued during the period by any jurisdictional Utility Subsidiary of PHI.

Issuer	Amount Issued ($)	Interest Rate (%)
Delmarva Power & Light Company	29,450,029 [1]	2.542 [2]
Potomac Electric Power Company	14,029,590 [1]	2.542 [2]

[1] Balance at 12/31/04
[2] Weighted average interest rate at 12/31/04

7. Amount and terms of any financings consummated by any Nonutility Subsidiary not exempt under Rule 52.

Issuer	Issue Date	Amount Issued ($)	Interest Rate (%)
Conectiv	Various	39,570,644 [2]	2.542 [3]
Conectiv Atlantic Generation, L.L.C.	Various	[2]*	[3]*
Conectiv Energy Holding Company	Various	[2]*	[3]*
Conectiv Energy Holding Company	11/1/04[4]	*	*
Conectiv Energy Holding Company	11/1/04[5]	*	*
Conectiv Energy Holding Company	11/1/04[6]	*	*
Conectiv Energy Supply, Inc.	[1]	[1]	[1]
Conectiv Mid Merit, LLC	Various	[2]*	[3]*
Delaware Operating Services Company	[1]	[1]	[1]
Pepco Energy Services, Inc.	[1]	[1]	[1]
PHI Service Company	Various	10,366,582 [2]	2.542 [3]

[1] To be reported on Form U-9C-3 for Pepco Holdings, Inc.
[2] Balance at 12/31/04
[3] Weighted average interest rate at 12/31/04
[4] Maturity date is 11/1/09
[5] Maturity date is 11/1/11
[6] Maturity date is 11/1/14
* Confidential treatment requested.

8. Notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges during the period and the identity of the other parties thereto.

None.

9. List of U-6B-2 forms filed with the Commission during the period, including the name of the filing entity and the date of filing.

Filing Entity	Filed on Behalf of:	Date of Filing
PHI	ATE Investment, Inc.	3/30/05
PHI	Atlantic City Electric Company	3/30/05
PHI	Atlantic Southern Properties, Inc.	3/30/05
PHI	Delmarva Power & Light Company	3/30/05

10. Consolidated balance sheet as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including PHI, that has engaged in jurisdictional financing transactions during the period.

FS-1   Balance Sheet of PHI and Subsidiaries as of December 31, 2004 (incorporated by reference to the filing of PHI's Annual Report on Form 10-K for the year ended December 31, 2004)

FS-2   Balance Sheet of PHI as of December 31, 2004

FS-3   Balance Sheet of Potomac Electric Power Company as of December 31, 2004 (incorporated by reference to the filing of Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2004)

FS-4   Balance Sheet of Delmarva Power & Light Company as of December 31, 2004 (incorporated by reference to the filing of Delmarva Power & Light Company's Annual Report on Form 10-K for the year ended December 31, 2004)

11. Table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PHI on a consolidated basis and Potomac Electric Power Company ("Pepco"), Delmarva Power & Light Company ("Delmarva"), Atlantic City Electric Company ("ACE") and Conectiv Energy Holding Company ("CEH").

As of December 31, 2004	PHI		Pepco		Delmarva		ACE		CEH	
	Amount ($MM)	%	Amount ($MM)	%	Amount ($MM)	%	Amount ($MM)	%	Amount ($MM)	%
Debt	5,786.7	62.8	1,312.3	56.0	676.6	52.1	1,088.3	66.9	*	*
Preferred Stock	54.9	0.6	27.0	1.2	21.7	1.7	6.2	0.4	*	*
Common Equity	3,366.3	36.6	1,002.7	42.8	600.1	46.2	532.3	32.7	*	*
Total Capitalization	9,207.9	100.0	2,342.0	100.0	1,298.4	100.0	1,626.8	100.0	*	100.0

* Confidential treatment requested.

12. Retained earnings analysis of PHI consolidated, Pepco, Delmarva, ACE and CEH detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

($ millions)	PHI Consolidated	Pepco	Delmarva	ACE	CEH
Balance as of December 31, 2003	781.0	505.3	367.4	159.6	*
Net Income	258.7	96.6	66.3	64.6	*
Dividends:					
Preferred Stock		(1.0)	(1.0)	(0.3)	*
Common Stock	(176.0)	(102.4)	(68.0)	(10.6)	*
Of Investment to PHI		(2.1)			
Balance as of December 31, 2004	863.7	496.4	364.7	213.3	*

* Confidential treatment requested.

13. Information showing the calculation of the portion of PHI's loss attributable to the Merger.

Merger related costs expensed during period: None.

14. Spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.

See attached Schedule 1.

15 Registration statements filed under the Securities Act of 1933 with respect to securities that are subject to the Application.

None during period.

16. New Financing Subsidiaries established during period.

None.

PHI represents that its financial statements shall account for any Financing Subsidiary in accordance with GAAP and shall further disclose, with respect to any Financing Subsidiary, (i) the name of the subsidiary; (ii) the value of PHI's investment account in the subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by PHI; (v) the type of corporate entity; (vi) the percentage owned by PHI; (vii) the identification of other owners if not 100% owned by PHI; (viii) the purpose of the investment in the subsidiary; and (ix) the amounts and types of securities to be issued by the subsidiary. To the extent any securities are issued by any entity in this file and are not set forth on the balance sheet of the issuer, the terms and conditions of the securities will be included in the applicable report filed under rule 24. PHI states that, regardless if any duty to file is triggered, PHI maintains sufficient internal controls to monitor the creation and use of any Financing Subsidiary.

SIGNATURE

I, Karen G. Almquist, Assistant Treasurer and Assistant Secretary of Pepco Holdings, Inc., certify that the transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

Pepco Holdings, Inc.

March 30, 2005

/s/ Karen G. Almquist
Karen G. Almquist
Assistant Treasurer &
  Assistant Secretary